EXHIBIT 99.1

Re:   Update re: Bids to Purchase B Communications Shares

Ramat Gan, Israel - January 16, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company previously reported on the auction process for selling a portion of the ordinary shares of B Communications Ltd. (“Bcom”) held by the Company. Bcom holds the controlling interest in Bezeq The Israel Telecommunication Corp., Ltd. (“Bezeq”).

The submission of binding bids ended on January 15, 2019, but the Company did not receive any binding offers to purchase its holdings in Bcom. In addition, an indication that was presented to the Company by the final submission date was also significantly lower than those received by the Company during the initial bidding process which were much higher. The sale of Bcom shares held by the Company, at the price reflected in such indication, would not have enabled the full redemption of the Company’s liabilities to its creditors.

On January 16, 2019, the Company’s Board of Directors discussed the results of the auction and based on the opinion of the Company’s consultants, estimated that the results of the auction and the non-binding offers were adversely affected by the current stock prices of Bcom and Bezeq, which traded significantly lower over the past few weeks and specifically the last few days. The Board believes that the stock price decreased, because, among other reasons, the market terms, the estimate of receiving a smaller amount of dividends from Bezeq, the sale of Bezeq shares by foreign investors as well as certain actions taken by Bezeq, which resulted in a credit rating downgrade of Bcom.

The Company’s Board continues to explore the possibility of selling its Bcom shares, continues with discussions with the potential bidders, and continues to explore possibilities for strengthening the Company’s capital structure and other options that are constantly discussed with the Company’s financial and legal advisors. The Board notes that the Company has sufficient reserves to service its debt in 2019.

At the same time, in light of the above, the Company’s Board resolved that it has a responsibility to update the holders of the Company’s debentures, while holding discussions with the debenture holders regarding the continued examination of the options available to the Company in such a way as to avoid harming both the holders and the underlying asset and the licenses associated with it, and the viability of a transaction to sell the Company’s holdings in Bcom.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.